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                             January 28, 2021

       Daniel Barton
       Chief Executive Officer
       Forian Inc.
       41 University Drive, Suite 400
       Newtown, Pennsylvania 18940

                                                        Re: Forian Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 19,
2021
                                                            File No. 333-250938

       Dear Mr. Barton:

              We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form S-4 filed January 19, 2021

       Helix Financial Statements
       Revenue Recognition, page F-17

   1. Please tell us why you recognize revenues from installation and training under private sector contracts upon
completion of training. Also tell us, and disclose, how you identify and allocate revenues
to performance obligations in your private sector contracts in accordance with ASC
606-10-25 and ASC 606-10-32. Please address performance
                                                        obligations for the
following, as applicable:

                                                              term licenses,
                                                              installation,
                                                              training,
 Daniel Barton
Forian Inc.
January 28, 2021
Page 2
             post installation customer support,
             software license renewals, and
             service contract renewals.

       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel Barton
                                                           Division of
Corporation Finance
Comapany NameForian Inc.
                                                           Office of Technology
January 28, 2021 Page 2
cc:       Darrick Mix, Esq.
FirstName LastName